FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  08 April 2003



                            CRH Director/ Secretary Interests



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).


                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director Shareholding






SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.


1.

Name of company

CRH plc

2.

Name of director/Secretary

Angela Malone

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

Secretary

4.

Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Angela Malone

5.

Please state whether notification relates to a person(s) connected with the director/ secretary named in 2 above and identify the connected person(s)

-

6.

Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary

a. Lapse of option, over 1,361 shares, granted in 2001 under Savings-related Share Option Scheme
b. Grant of option under Savings-related Share Option Scheme - see details below

7.

Number of shares/amount of stock acquired

-

8.

Percentage of issued class

-

9.

Number of shares/amount of stock disposed

-

10.

Percentage of issued class

-

11.

Class of security

Ordinary Shares

12.

Price per share

-

13.

Date of transaction

7th April 2003

14.

Date company informed

7th April 2003

15.

Total holding following this notification

-

16.

Total percentage holding of issued class following this notification

-



If a director has been granted options by the company please complete the following boxes.

17.

Date of grant

Savings-Related Share Option Scheme - 8th April 2003

18.

Period during which or date on which exercisable

01.06.08 to 30.11.08

19.

Total amount paid (if any) for grant of the option

Not applicable

20.

Description of shares or debentures involved: class, number

1,956 Ordinary Shares

21.

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

EUR 10.63

22.

Total number of shares or debentures over which options held following this notification

(i) SAYE Scheme 1,956
(ii) Share Option Scheme 99,632

23.

Any additional information

24.

Name of contact and telephone number for queries

Angela Malone
+ 353 1 6344340

25.

Name and signature of authorised company official responsible for making this notification

____________________

Date of notification 8th April 2003               Angela Malone, Secretary






                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date: 08 April 2003                               By: ___/s/ M. P. Lee___

                                                      M. P. Lee
                                                      Finance Director Designate